June 16, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Alan Campbell

Re:	Humacyte, Inc.
Registration Statement Filed on Form S-3 (the “Registration Statement”)
File No. 333-272550

Ladies and Gentlemen:

    Pursuant to Rule 461 under the Securities Act of 1933, as amended, Humacyte, Inc. (the “Company”) hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on June 21, 2023, or as soon as practicable thereafter.

    Please contact Kerry S. Burke of Covington & Burling LLP at (202) 662-5297 or kburke@cov.com with any questions you may have regarding this request. In addition, please notify Ms. Burke by telephone when this request for acceleration has been granted.

Respectfully,

Humacyte, Inc.

By:	/s/ Dale A. Sander
Name:	Dale A. Sander
Title:	Chief Financial Officer

cc: Kerry S. Burke, Covington & Burling LLP